

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

March 1, 2010

Ms. Marilyn Miller
Principal Accounting Officer
Golden Star Resource Corp.
3340 Toopal Dr.
Oceanside, CA 92058

   Re: Golden Star Resource Corp.
       Form 10-K/A for the Fiscal Year Ended June 30, 2009
       Filed February 19, 2010
       Response Letter Dated February 19, 2010
       File No. 0-52837

Dear Ms. Miller:

   We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

         Sincerely,

         Mark C. Shannon
         Branch Chief